July 12, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton
Claire Erlanger
Jennifer Angelini
Geoffrey Kruczek

Re:	Comment Letter dated June 27, 2023
JBS B.V.
Amendment No. 6 to Draft Registration Statement on Form F-4
Submitted June 21, 2023
CIK No. 001791942

Ladies and Gentlemen:

JBS B.V. (the “Company”) is submitting this letter in response to the comment letter dated June 27, 2023 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 6 to the Draft Registration Statement on Form F-4 submitted to the Commission for confidential review on June 21, 2023.

Concurrently with the submission of this response letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), a revised Registration Statement on Form F-4 (the “Registration Statement”). The Registration Statement includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect Company updates and developments.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Amendment No. 6 to Draft Registration Statement

General

1.

We note your response to prior comments 1 and 2. Please further revise the disclosure on page 261 and the opinion filed as Exhibit 8.1 to clearly state that the disclosure in the section captioned “Material U.S. Federal Income Tax Consequences” is the opinion of the named counsel. Refer to Sections III.B.2 and III.C of Staff Legal Bulletin 19.

The Company respectfully acknowledges the Staff’s comment and revised the disclosure on page 260 of the Registration Statement in response. Furthermore, the Company has included a revised Exhibit 8.1 with the Registration Statement.

2.

We note revised disclosure indicating that LuxCo will receive both Class A and Class B shares in the restructuring, with numbers of each to be identified. We further note disclosure that “This step will be subject to the same exchange ratio that will be applied to JBS S.A.’s non-controlling shareholders . . . .” Please revise to clarify in light of the two classes of shares involved; for example, whether LuxCo will receive one Class A share and one Class B share for every four common shares of JBS S.A., or whether some other ratio will be applied. In addition, please revise the definition of “Exchange Ratio” as appropriate to reflect that this applies solely to non-controlling shareholders; in this regard, we note that the definition excludes HoldCo, but not LuxCo, although it refers to the distribution of HoldCo redeemable shares and BDSs.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the explanatory note, on the cover page and on pages vi, xiv, xix, xxv, 12-13, 64, 68, 82 and 270 of the Registration Statement in response.

3.	Please revise disclosure throughout to reflect the issuance of Class A shares to LuxCo in step one of the restructuring. Address, without limitation, the following items:

•

Revise risk factor disclosure on page 24 to indicate whether the registration rights agreement will apply to Class A shares issued to LuxCo in the restructuring, or only to those issued upon conversion of Class B shares.

•	Revise risk factor disclosure on page 26 to describe the liquidity effects if LuxCo converts Class A shares, in addition to Eligible Shareholders.

•

Revise risk factor disclosure on pages 27-28 to clarify that Eligible Shareholders are subject to limitations on the number of Class A shares they can convert, while LuxCo is not subject to such limitations, with the effect of maintaining a specified minimum percentage of voting control by the controlling shareholders. Additionally highlight any other differences in treatment between LuxCo and Eligible Shareholders; in this regard we note disclosure on page 70 that indicates the board of directors will resolve on conversion requests from LuxCo within days of the request, while disclosure elsewhere indicates that conversion requests of Eligible Shareholders will not be resolved upon until following the end of the fiscal quarter in which they are made.

•

Revise the chart on page 65 to indicate the percentage of Class A shares to be held by LuxCo immediately following the proposed transaction, and also to clarify that other shareholders will hold Class A shares in the form of BDSs.

•

Revise for consistency disclosure indicating that the controlling shareholders (through LuxCo) will own all of the Class B and Class A shares upon completion of the proposed transaction, for example on pages 27 and 67.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure regarding approval of the Proposed Transaction in response, as follows:

•

On pages 24, 196, 200 and 258-259 of the Registration Statement, the Company has revised the risk factor disclosure to indicate that the registration rights agreement will also apply to JBS N.V. Class A Common Shares issued to LuxCo in the Restructuring.

•

On page 28 of the Registration Statement, the Company has included a new risk factor entitled “Our controlling shareholders (through LuxCo) and our non-controlling shareholders will be treated differently during the Class A Conversion Period” to highlight the differences in treatment between LuxCo and the Eligible Shareholders in connection with the Class A Conversion Period.

•

On page 66 of the Registration Statement, the Company has revised the chart to indicate the percentage of JBS N.V. Class A Common Shares to be held by LuxCo immediately following the Proposed Transaction, and also to clarify that other shareholders will hold JBS N.V. Class A Common Shares in the form of BDRs.

•

On the cover page and on pages 11, 27, 68 and 187 of the Registration Statement, the Company has revised the disclosure regarding the controlling shareholders’ ownership of JBS N.V. Class A Common Shares and JBS N.V. Class B Common Shares upon completion of the Proposed Transaction.

With respect to the portion of the Staff’s comment regarding the liquidity effects on the JBS N.V. Class A Common Shares if LuxCo converts its JBS N.V. Class A Common Shares into JBS N.V. Class B Common Shares during the Class A Conversion Period, the Company respectfully advises the Staff that it does not believe that any conversion of JBS N.V. Class A Common Shares into JBS N.V. Class B Common Shares by Luxco will have material impact. LuxCo, as a holding company, is not expected to actively trade in the JBS N.V. Class A Common Shares. In addition, Luxco will be restricted in its ability to freely trade either JBS N.V. Class A Common Shares or JBS N.V. Class B Common Shares because any JBS N.V. Class A Common Shares that LuxCo may request to convert during the Class A Conversion Period will be “restricted” securities, as defined in Rule 144 under the Securities Act. Moreover, for so long as LuxCo is considered an “affiliate” of JBS N.V., as defined in Rule 144 under the Securities Act, LuxCo will hold “control” securities, as that term is generally interpreted for U.S. federal securities law purposes. These factors further diminish the likelihood that any such conversion by LuxCo would negatively impact the liquidity of the JBS N.V. Class A Common Shares. Accordingly, the Company has not revised the disclosure to address the effects of the conversion of JBS N.V. Class A Common Shares held by LuxCo into JBS N.V. Class B Common Shares

4.

Please revise to include disclosure related to the U.S. Senate Committee on Finance hearing held on June 22, 2023, the related two-year investigation of JBS S.A., and the bill to enact the Cattle Price Discovery and Transparency Act.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 52 and 114-115 of the Registration Statement in response.

Description of Material Indebtedness, page 175

5.

We note your disclosure on page 181 that “Direct cattle suppliers have been requested to provide information on their suppliers through the Transparent Livestock Platform that analyzes suppliers of our suppliers’ farm compliance, which will be validated by third parties” and “A transparent roadmap with intermediate targets to benchmark progress from now until 2025 has also been developed. This includes annual targets based on the total slaughter of the previous year and expressed in number of head of cattle for each period, to ensure incremental progress. Annual targets will be verified annually by a third party.” Please revise to disclose (i) whether and how you will monitor compliance by direct cattle suppliers, including as to the reliability of information provided with respect to their suppliers, (ii) the scope and timing of third party validation of supplier information and verification of annual targets, (iii) whether and how the transparent roadmap can be reviewed by investors, and (iv) the current status of supplier participation in the Transparent Livestock Platform and your progress in meeting intermediate roadmap targets. Please also include or cross-reference to this information in your Business section, under “Regulation” or another appropriate caption.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 115-116 and 180-181 of the Registration Statement in response.

Exhibits

6.

Exhibit 8.3 states, “This opinion is solely addressed to JBS B.V. and may not be relied upon by any other person, firm, company or institution without our prior written consent except for the Commission.” Please request counsel to revise this limitation on reliance. Refer to Section III.D.1 of Staff Legal Bulletin 19 for guidance.

The Company respectfully acknowledges the Staff’s comment and has revised Exhibit 8.3 with the Registration Statement in response.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni
Chief Executive Officer
JBS B.V.

cc:	Guilherme Cavalcanti, Chief Financial Officer
JBS B.V.

Donald E. Baker, Esq.
John R. Vetterli, Esq.
Karen Katri, Esq.
White & Case LLP

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